Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis of SharpLink Gaming Ltd. (“we,” “us,” the “Company” or “SharpLink”)’s financial condition as of June 30, 2022 and results of operations for the six months ended June 30, 2022 and June 30, 2021 should be read together with our interim consolidated financial statements and the related notes included elsewhere in this filing and our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2021. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements and our past results may not be indicative of future results. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this filing and in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission, or SEC. The forward-looking statements made in this discussion relate only to events or information as of the date on which the statements are made in this discussion. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this discussion and the documents that we reference in this discussion completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Background

Headquartered in Minneapolis, Minnesota, the Company is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting and iGaming content. We use proprietary online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. Additionally, we specialize in helping sports media and iGaming companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications.

The Company has three operating segments: Affiliate Marketing Services – United States, Sports Gaming Client Services and Affiliate Marketing Services – International. Each operating segment is also a reportable segment. The Affiliate Marketing Services – United States segment was named Affiliate Marketing Services in 2020. The Affiliate Marketing Services – International segment is new as a result of the acquisition of certain business assets of FourCubed Management, LLC and 6t4 Company (the companies, combined “FourCubed” and, the acquisition, the “FourCubed Acquisition”), completed on December 31, 2021.

On July 26, 2021, we completed a merger of New SL Acquisition Corp., our wholly-owned subsidiary formed under the laws of the State of Delaware, or Merger Sub, with SharpLink, Inc., a company incorporated under the laws of the State of Minnesota, or Old SharpLink, pursuant to an Agreement and Plan of Merger we entered into on April 15, 2021, or the Merger Agreement. As set forth in the Merger Agreement, Merger Sub merged with and into Old SharpLink, with Old SharpLink remaining as the surviving corporation and our wholly owned subsidiary. We refer in this filing to this merger and related transactions as the MTS Transaction or MTS Merger. Immediately following the closing of the MTS Transaction, or the Closing, the former Old SharpLink securityholders immediately before the MTS Transaction owned approximately 86% of our Ordinary Shares, on a fully diluted, as-converted basis. Such percentage includes a stock option pool equal to 10% of our Ordinary Shares, on a fully diluted, as-converted basis, immediately following the Closing. The MTS Merger was accounted for as a reverse acquisition in which Old SharpLink is the accounting acquirer and MTS is the accounting acquiree.

Our Affiliate Marketing Services – United States segment collects information on potential U.S. domiciled sports bettors, connects them with contextual sports betting content, and converts them to paying sports betting customers in exchange for either a pre-negotiated share of a sportsbook operator’s revenue, or a fixed fee from such operator. In addition, the segment provides sports betting data (e.g., betting lines) to sports media publishers in exchange for a fixed fee. SharpLink was founded in 2019, and its corporate leadership team has more than 100 years of combined experience delivering innovative sports solutions to partners such as Turner Sports, Google, Facebook, the National Football League (NFL), the National Collegiate Athletic Association (NCAA) and the National Basketball Association (NBA), among many other iconic organizations, with executive experience at companies which include ESPN, NBC, Sportradar, AOL, Cantor Gaming, Betfair and others.

Our Sports Gaming Client Services segment provides its clients with development, hosting, operations, maintenance and service of free-to-play games and contests. These relationships can be either software-as-service (“SaaS”) arrangements that are hosted by SharpLink and accessed through its clients’ websites or other electronic media; or software licenses that allow the client to take the software on premise. Our current Sports Gaming Client Services business was originally established in 2006 as Sports Technologies Inc., or STI, which was founded by our Chief Operating Officer. STI was acquired by our affiliate company, SportsHub Games Network, Inc., or SportsHub, in 2016. In November 2020, SportsHub spun-off and Old SharpLink subsequently acquired STI in an all-stock transaction. We accounted for the operations of STI beginning January 1, 2019, due to the common control nature of the merger. Our Client Services division is based in Collinsville, Connecticut.

Our Affiliate Marketing Services – International segment is an iGaming and affiliate marketing network, focused on delivering quality traffic and player acquisitions, retention and conversions to global iGaming operator partners worldwide. The Affiliate Marketing Services – International segment was formed as a result of the acquisition of certain business assets of FourCubed on December 31, 2021 by our wholly owned subsidiary FourCubed Acquisition Company, LLC, or the FourCubed Acquisition. For more than 16 years, FourCubed has provided its global iGaming operating partners with affiliate marketing services. The strategic acquisition of FourCubed brought us an industry respected operating team with decades of combined experience in conversion through affiliate marketing services and in securing highly profitable, recurring net gaming revenue contracts with many of the world’s leading iGaming companies, including Party Poker, bwin, UNIBET, GG Poker, 888 poker, betfair and others. FourCubed’s international iGaming affiliate network, Poker Affiliate Solutions (“PAS”) is currently comprised of over 12,000 sub-affiliates and has delivered over 1.8 million referred players since it was launched in 2008 at www.pas.net.

We were organized under the laws of the State of Israel in December 1995. Our Ordinary Shares are presently listed on the NASDAQ Capital Market.

General

Our interim consolidated financial statements appearing in this report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 830, “Foreign Currency Translation.” The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Our consolidated financial statements for the six months ended June 30, 2022 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our audited consolidated financial statements for the year ended December 31, 2021 (our 2021 Financial Statements), which raised substantial doubt about our ability to continue as a going concern. The inclusion of this “going concern” paragraph in our financial statements and the uncertainty concerning our ability to continue as a going concern may adversely affect our ability to obtain future financing and, if obtained, the terms of such financing. Our interim consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

In connection with the closing of the Merger with Old SharpLink, we completed a 1-for-2 reverse stock split of our Ordinary Shares. Accordingly, all Ordinary Shares, Preferred Shares, options and warrants amounts and per share amounts have been adjusted retroactively for all periods presented in financial statements for the six-month periods ended June 30, 2022 and June 30, 2021 included elsewhere in this filing.

Key Factors Affecting Operations and Financial Condition

Our worldwide operations can be affected by industrial, economic and political factors on both a regional and global level. The following are the principals which have affected our results of operation and financial condition and/or which may affect results of operations and financial conditions for future periods.

●	COVID-19: The COVID-19 pandemic had a significant adverse effect on our business and that of its clients. The direct impact on our business was primarily driven by the suspension, postponement or cancellation of major sports seasons and events in 2021.

The ongoing impact of COVID-19 and its variant strains on our longer term operational and financial performance will depend on future developments, including the continued widespread distribution of safe and effective COVID-19 vaccines. Many of these developments are outside of our control. We continue to take measures to protect the health and safety of our employees by enabling employees who could work remotely to do so, while maintaining critical on-site operations with enhanced health and safety measures, such as instituting mask requirements, practicing social distancing and performing regular deep cleaning in our facilities.

●	War in Ukraine: On February 24, 2022, Russia launched an invasion in Ukraine. The United States and other countries may implement actions, including trade actions, tariffs, export controls and sanctions against other countries or localities, including potentially against certain Russian government, government-related or other entities or individuals related to actions in Ukraine, which along with any retaliatory measures could increase costs, adversely affect our operations or adversely affect our ability to meet contractual and financial obligations. In addition, in connection with the status of international relations with Russia, particularly in light of Russian’s invasion of Ukraine, the U.S. government has adopted sanctions on certain industry sectors and parties in Russia. The governments of other jurisdictions in which the Company operates, such as the European Union, may also implement additional sanctions or other restrictive measures. These potential sanctions and export controls, as well as any responses from Russia, could adversely affect us and/or the Company’s supply chain, business partners or customers. While these factors and their impact are difficult to predict, any one or more of them could have a material adverse effect on our competitive position, results of operations, financial condition or liquidity.

●	Competition: The markets for sports data related solutions and marketing services are competitive and rapidly changing. The sports betting and sports media industries are particularly competitive and fast growing. Competition in these markets may increase further if economic conditions or other circumstances, including as a result of COVID-19, cause consumer bases and consumer spending to decrease and service providers to compete for fewer consumer resources. Our existing and future competitors have, or may in the future have or obtain, greater name recognition, larger customer bases, better technology or data, lower prices, exclusive or better access to data, greater user traffic or greater financial, technical or marketing resources than we have. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, sports betting operators, sports leagues, sports media organizations, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. If our competitors develop technology before we do, our business and profitability could be materially and adversely affected. If we are unable to maintain or develop relationships with sports leagues, sports media organizations and sportsbooks, our revenues will fail to grow or may even decline, in each case having a material adverse effect on our business, financial condition, results of operations and prospects.

●	Seasonality: Certain of our products and services are tied to specific sporting events and/or seasons. For example, we expect that our revenues will increase in the fall with kickoff of the NFL season, and in the spring with focus on the NCAA March Madness and a portion of the NBA and PGA Tour seasons. Accordingly, our operations are subject to seasonal fluctuations that may result in revenue and cash flow volatility between reporting periods.

●	Proprietary Rights and Risks of Infringement: We believe that, because of the rapid pace of technological change in the online sports betting industry and the communications industry, the most significant factors in our intellectual property rights are the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services provided by us. We rely upon a combination of security devices, copyrights, trademarks, patents, trade secret laws, confidentiality procedures and contractual restrictions to protect our rights in our products. We try to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. It is possible that others will develop technologies that are similar or superior to our technology. Unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. It is difficult to police the unauthorized use of our products, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate or our competition may independently develop similar technology.

It is possible that third parties will claim infringement by us of their intellectual property rights. We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merits, could: (i) result in costly litigation; (ii) divert management’s attention and resources; (iii) cause product shipment delays; or (iv) require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. If there is a successful claim of product infringement against us and we are not able to license the infringed or similar technology, our business, operating results and financial condition would be adversely affected. We are not aware that we are infringing upon any proprietary rights of third parties.

Results of Operations

The following table presents certain financial data for the periods indicated:

	Six months ended June 30
	2022	2021

Revenues	$3,647,590	$1,631,966

Cost of Revenues	3,437,400	1,427,999

Gross Profit	210,190	203,967

Operating Expenses
Selling, general, and administrative expenses	5,976,848	1,562,496
Transaction expenses	—	883,990
Commitment fee expense	—	18,851,927
Goodwill and intangible asset impairment expenses	4,726,000	—

Total operating expenses	10,702,848	21,298,413

Operating Loss	(10,492,658)	(21,094,446)

Other Income and Expense
Interest income	23,502	5,862
Other Expense	(64,434)	—
Interest expense	(54,418)	—

Total other income and expense	(95,350)	5,862

Loss Before Income Taxes	(10,588,008)	(21,088,584)

Provision for income tax expenses	700	700

Net Loss from continuing operations	(10,588,708)	(21,089,284)

Loss from discontinued operations, net of tax	(1,255,654)	—

Net Loss	$(11,844,362)	$(21,089,284)

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Revenue

Total revenues increased by $2,015,624, rising 123% to $3,647,590 for the six months ended June 30, 2022, compared to $1,631,966 reported for the same six-month period in 2021. The increase was largely attributed to $1,763,961 in sales from our Affiliate Marketing-International segment, newly formed as a result our acquisition of FourCubed on December 31, 2021. The increase in revenues was also positively impacted by a 64% increase in sales in our Affiliate Marketing Services-United States segment, which climbed to $170,032 from $103,541 for the six months ended June 30, 2022 and 2021, respectively; and a 15% increase in sales from our Sports Gaming Client Services segment, which totaled $1,713,597 for the six months ended June 30, 2022, compared to $1,528,425 for the six months ended June 30, 2021.

Cost of Revenues

Cost of revenues rose 141% to $3,437,400 from $1,427,999 for the six-month periods ended June 30, 2022 and 2021, respectively. The increase was primarily due to costs associated with supporting higher sales across all segments.

Operating Expenses

Total operating expenses declined $10,595,565, or 50%, to $10,702,848 for the six months ended June 30, 2022, compared to $21,298,413 reported for the six months ended June 30, 2021. The significant decrease in operating expenses was largely due to accounting for non-cash commitment fee expenses booked in the six-month period ended June 30, 2021 offset by non-cash expenses associated with goodwill and intangible asset impairment and higher selling, general and administrative expenses in the first six months of 2022.

Selling, general and administrative

Selling, general and administrative (“SGA”) expenses increased $4,414,352, or 283%, to $5,976,848 from $1,562,496 for the six months ended June 30, 2022 and 2021, respectively. The increase was due to higher SGA associated with the operational expenses from the December 2021 FourCubed Acquisition, which was not included in SGA expenses for the six months ended June 30, 2021, as well as increased expenses associated with stock-based compensation, staff expansion and legal, accounting and specialty consulting fees as we continue to build the organization for future growth and manage expenses associated with being a public company.

Transaction expenses

For the six months ended June 30, 2021, we recorded transaction expenses of $883,990 related to the MTS Merger as compared to $0 transaction expenses in 2022.

Commitment fee expense

For the six months ended June 30, 2021, the commitment fee expense totaled $18,851,927. The commitment fee, which required Old SharpLink to sell to its holder of preferred shares approximately 2.8 million shares of Series B Preferred Stock for $6.0 million and to issue Series A-1 Preferred Stock equal to 3% of the Company’s issued and outstanding capital immediately following the Second Tranche (which consisted of the Going Public Transaction consummated via the MTS Merger) (collectively, the commitment fee and second tranche), required Old SharpLink to transfer a variable number of shares outside of its control and is classified as a liability. Liability-classified instruments are recorded at their estimated fair values at each reporting period until they are exercised, terminated, reclassified, or otherwise settled. Old SharpLink utilized a Monte Carlo simulation to value the commitment fee. Old SharpLink selected this model as it believes it is reflective of all significant assumptions that market participants would likely consider in negotiating the transfer of the commitment fee. Such assumptions included, among other inputs, stock price volatility, risk-free rate, probability of completing a Going Public Transaction, conversion price of the preferred stock and the underlying stock price. Old SharpLink’s underlying stock fair value was determined using a straight-line calculation which utilized inputs as of December 31, 2020 from recent equity financings and as of July 26, 2021 using the publicly traded share price.

Goodwill and intangible asset impairment

Goodwill and intangible asset impairment expenses totaled $4,726,000 for the six months ended June 30,2022 compared to $0 in the same six-month period in the previous year. During the six months ending June 30, 2022, we recorded impairment of $3,211,000 related to the FourCubed customer relationship and $1,515,000 related to goodwill due to loss of access to customers in Russia.

Other Income and (Expense)

Total other expenses were $95,350 for the six months ended June 30, 2022, compared to total other income of $5,862 reported for the six months ended June 30, 2021.

Interest income

Interest income increased $17,640, or 301%, to $23,502 from $5,862 for the six-month periods ended June 30,2022 and 2021, respectively.

Other expense

For the six months ended June 30, 2022, we recorded $64,434 in other expense, compared to $0 for the six months ended June 30, 2021. Other expense in 2022 was largely associated with foreign currency exchange transactions relating to the Affiliated Marketing Services-International segment.

Interest expense

Interest expense totaled ($54,418) for the six months ended June 30, 2022 compared to $0 for the same six-month period in the prior year. The 2022 interest expense was primarily associated with debt financings entered into with the FourCubed Acquisition in December 2021.

Provision for Income Taxes

The provision for income taxes remained unchanged for the six months ended June 30, 2022 and June 30, 2021.

Loss from Discontinued Operations

Loss from discontinued operations totaled $1,255,654 for the six months ended June 30, 2022, compared to $0 for the same six-month period in 2021. The loss from discontinued operations is related to the determination that the MTS business was a discontinued operation.

Liquidity and Capital Resources

SharpLink measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations, and other commitments, with cash flows from operations and other sources of funding. Our current working capital needs relate mainly to launching our product offerings, establishing relationships with key clients, becoming compliant with various state regulations, and compensation and benefits of its employees. Our recurring capital expenditures consist primarily of internally developed software costs and compensation and benefits for the employees responsible for its Affiliate Marketing Services – United States and Affiliate Marketing Services – International segments. We expect our capital expenditure and working capital requirements to increase as we expand our product offerings, acquires new clients, form partnerships with additional sportsbook operators, and incur significant legal, accounting, audit, insurance, and other incremental costs related to continued operations as a public company. Our ability to expand and grow our business will depend on many factors, including our working capital needs, our ability to raise additional capital, and the evolution of our cash flows.

We had $5,022,037 of cash as of June 30, 2022. In the pursuit of our long-term growth strategy and the development of our lead generation software and related business, we sustained continued operating losses. During the six months ended June 30, 2022, we had a net loss from continuing operations of $10,588,708. To fund continued losses from operations, we raised capital from outside investors during 2021 and 2022 in the form of Ordinary Shares, preferred stock and warrants. We also secured additional financing through a $3,250,000 term loan in January 2022. The Company expects that it will require additional liquidity to continue our operations over the next 12 months.

We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing, or restructuring debt, entering into other financing arrangements, and restructuring of operations to grow revenues and decrease expenses. We may be unable to access further equity or debt financing when needed. As such, there can be no assurance that we will be able to obtain additional liquidity when needed or under acceptable terms, if at all. If the needed financing is not available, or if the terms of the financing are less desirable than expected, we may be forced to decrease our level of investment in new product launches or scale back our existing operations, which could have an adverse impact on our business and financial prospects.

Cash Flows

The following table summarizes our cash flows for the periods ended June 30, 2022 and June 30, 2021:

	Six months ended June 30
Includes cash flow activities from both continuing and discontinued operations	2022	2021

Net cash used for operating activities - continuing operations	(4,741,722)	(2,038,734)
Net cash generated by operating activities - discontinued operations	1,257,436	—
Net cash used for operating activities	(3,484,286)	(2,038,734)
Net cash used for investing activities - continuing operations	(524,664)	(140,097)
Net cash used for investing activities - discontinued operations	(10,443)	—
Net cash used for investing activities	(535,107)	(140,097)
Net cash generated by financing activities - continuing operations	2,975,971	5,266
Net cash generated by financing activities - discontinued operations	—	—
Net cash generated by financing activities	2,975,971	5,266

Net change in cash and restricted cash	(1,043,422)	(2,173,566)

Cash and restricted cash, beginning of year	6,065,461	2,585,180

Cash and restricted cash, end of year	$5,022,037	$411,614

Discussion of Critical Accounting Policies and Estimations

The preparation of the financial statements in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to accounts receivables, contract assets and liabilities, fixed assets, intangibles and goodwill, accrued expenses, convertible preferred stock, warrants, revenues, commitment fee expense, stock based compensation relating to options and contingencies. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Please refer to our discussion of critical accounting policies in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 for a discussion about those policies that we believe are the most important to the understanding of our financial condition and results of operations as such policies affect our more significant judgments and estimates used in the preparation of the financial statements included in this interim report.